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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Adherex Technologies Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
00686R200
(CUSIP Number)
Southpoint Capital Advisors LP
623 Fifth Avenue, Suite 2503
New York, NY 10022
(212) 692-6350
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- with copies to -
Eliot D. Raffkind
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800
February 21, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00686R200	13D

1	NAMES OF REPORTING PERSONS: Southpoint Master Fund, LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-1158521

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		62,256,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		62,256,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	62,256,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	42.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

Page 2 0f 19

CUSIP No.	00686R200	13D

1	NAMES OF REPORTING PERSONS: Southpoint Fund LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-1095649

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		62,256,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		62,256,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	62,256,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	42.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	00686R200	13D

1	NAMES OF REPORTING PERSONS: Southpoint Qualified Fund LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-1095583

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		62,256,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		62,256,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	62,256,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	42.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	00686R200	13D

1	NAMES OF REPORTING PERSONS: Southpoint Offshore Fund, Ltd.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		62,256,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		62,256,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	62,256,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	42.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	00686R200	13D

1	NAMES OF REPORTING PERSONS: Southpoint Capital Advisors LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-0975910

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		62,256,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		62,256,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	62,256,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	42.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA, PN
* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	00686R200	13D

1	NAMES OF REPORTING PERSONS: Southpoint GP, LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-1095514

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		62,256,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		62,256,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	62,256,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	42.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	00686R200	13D

1	NAMES OF REPORTING PERSONS: Southpoint Capital Advisors LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
20-0975900

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		62,256,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

62,256,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

62,256,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

42.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	00686R200	13D

1	NAMES OF REPORTING PERSONS: Southpoint GP, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-1064783

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		62,256,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		62,256,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	62,256,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	42.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	00686R200	13D

1	NAMES OF REPORTING PERSONS: Robert W. Butts

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		62,256,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		62,256,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	62,256,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	42.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	00686R200	13D

1	NAMES OF REPORTING PERSONS: John S. Clark II

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		62,256,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		62,256,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	62,256,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	42.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

SCHEDULE 13D
Item 1. Security and Issuer
     This Schedule 13D relates to shares of common stock, $ (the “Common Stock”) and warrants to purchase Common Stock (“Warrants”) of Adherex Technologies Inc., a Canadian corporation (the “Issuer”). The Issuer’s principal executive offices are located at 4620 Creekstone Drive, Suite 200; Durham, North Carolina 27703.
Item 2. Identity and Background
     (a) This statement is filed by: (i) Southpoint Master Fund, LP, a Cayman Islands exempted limited partnership (the “Master Fund”), as the holder of the shares of Common Stock and Warrants; (ii) Southpoint Fund LP, a Delaware limited partnership (the “Fund”); (iii) Southpoint Qualified Fund LP, a Delaware limited partnership (the “Qualified Fund”); (iv) Southpoint Offshore Fund, Ltd., a Cayman Islands exempted company (the “Offshore Fund”); (v) Southpoint GP, LLC (“Southpoint GP LLC”), a Delaware limited liability company; (vi) Southpoint Capital Advisors LLC (“Southpoint CA LLC”), a Delaware limited liability company; (vii) Southpoint Capital Advisors LP (“Southpoint Advisors”), a Delaware limited partnership; (viii) Southpoint GP, LP (“Southpoint GP”), a Delaware limited partnership; (ix) Robert W. Butts, a citizen of the United States; and (x) John S. Clark II, a citizen of the United States. Robert W. Butts and John S. Clark II are members of each of Southpoint GP LLC and Southpoint CA LLC and limited partners of each of Southpoint Advisors and Southpoint GP. Southpoint GP LLC is the general partner of Southpoint GP. Southpoint GP is the general partner of the Fund, the Qualified Fund and the Master Fund. The Offshore Fund, the Fund, and the Qualified Fund are also general partners of the Master Fund. The persons mentioned in (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix), and (x) are referred to herein as the “Reporting Persons”.
     (b) The address of the principal business and principal office of the Offshore Fund is c/o Bank of Bermuda (Cayman) Limited; P.O. Box 513 G.T.; Strathvale House; North Church Street; George Town, Grand Cayman; Cayman Islands. The address of the principal business and principal office of each of the remaining Reporting Persons is: 623 Fifth Avenue, Suite 2503, New York, NY 10022.
     (c) The principal business of the Master Fund is serving as a master fund investment vehicle for investments by the Fund, the Qualified Fund, and the Offshore Fund. The principal business of Southpoint Advisors is providing investment management services to the Fund, the Qualified Fund, the Offshore Fund and the Master Fund. The principal occupation of Mr. Butts and Mr. Clark is investment management.
     (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
  (f) — The Master Fund is a Cayman Islands exempted limited partnership.
— The Fund is a Delaware limited partnership.
— The Qualified Fund is a Delaware limited partnership.
— The Offshore Fund is a Cayman Islands exempted company.
— Southpoint GP LLC is a Delaware limited liability company.
— Southpoint CA LLC is a Delaware limited liability company.
— Southpoint Advisors is a Delaware limited partnership.
— Southpoint GP is a Delaware limited partnership.
— Robert W. Butts is a United States citizen.
— John S. Clark II is a United States citizen.
Item 3. Source and Amount of Funds
     As of the date hereof, the Reporting Persons had invested in Common Stock and Warrants of the Issuer in the amount of: $13,696,320.00. Currently, 41,504,000 shares of Common Stock are held by the Master Fund and 20,752,000 Warrants are held by the Master Fund. The source of funds was the working capital of each of the Reporting Persons. Currently, all shares of Common Stock and Warrants of the Issuer as of the date of this Schedule 13D are held by the Master Fund.
Item 4. Purpose of the Transaction
     The Reporting Persons acquired shares of Common Stock and Warrants for portfolio investment purposes The Reporting Persons may acquire additional securities of the Issuer or dispose of securities of the Issuer at any time and from time to time in the open market or otherwise.
     Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Issuer, it should be noted that the possible activities of the Reporting Persons are subject to change at any time. Except as set forth above, none of the Reporting Persons has any present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer
     (a) As of February 21, 2007, the Reporting Persons beneficially own 41,504,000 shares of Common Stock and 20,752,000 Warrants, which represents 42.4% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) 62,256,000, the number of shares of Common Stock beneficially owned by the Reporting Persons (which was calculated by adding (a) 41,504,000, the number of shares of Common Stock held by the Reporting Persons plus (b) 20,752,000, the number of shares of Common Stock issuable upon conversion of Warrants held by the Reporting Persons) by (ii) 146,892,787 shares of Common Stock issued and outstanding as of February 21, 2007 (which was calculated by adding (a) 126,140,787 the number of shares of Common Stock issued and outstanding as disclosed in the Issuer’s Short Form Prospectus attached as Exhibit 99.2 to the Issuer’s Form 6K filed with the Securities and Exchange Commission on February 15, 2007) plus (b) 20,752,000, the number of shares of Common Stock issuable upon conversion of Warrants held by the Reporting Persons.
     (b) The Reporting Persons have the power to vote and dispose of the 62,256,000 shares of Common Stock held by the Master Fund.
     The filing of this statement on Schedule 13D shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 62,256,000 shares of Common Stock held by the Master Fund. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership.
     (c) Except for the transactions described in Item 4 hereof, none of the Reporting Persons has effected any transactions in the Common Stock of the Issuer during the past sixty (60) days.
     (d) Not Applicable.
     (e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     On February 21, 2007 (the “Closing Date”), the Issuer closed a private placement with investors in Canada, the United States, Bermuda and Europe, including the Reporting Persons, by which the Reporting Persons received Warrants to purchase 20,752,000 shares of Common Stock at an exercise price of US$0.40 per share during the three-year period commencing on the Closing Date. The Warrants expire February 21, 2010 (the “Expiration Date”). The warrants may be exercised at any time after the Closing Date and prior to the Expiration Date.
Item 7. Material to be Filed as Exhibits
Exhibit 1 Joint Filing Agreement dated March 1, 2007, among the Reporting Persons.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: March 1, 2007

SOUTHPOINT MASTER FUND, LP

By: Southpoint GP LP, its general partner

By:	Southpoint GP, LLC
its general partner

By:	/s/ Robert W. Butts

Name:	Robert W. Butts
Title:	Manager

SOUTHPOINT FUND LP

By: Southpoint GP LP, its general partner

By:	Southpoint GP, LLC
its general partner

By:	/s/ Robert W. Butts

Name:	Robert W. Butts
Title:	Manager

SOUTHPOINT QUALIFIED FUND, LP

By: Southpoint GP LP, its general partner

By:	Southpoint GP, LLC
its general partner

By:	/s/ Robert W. Butts

Name:	Robert W. Butts
Title:	Manager

SOUTHPOINT OFFSHORE FUND, LTD.

By:	/s/ Robert W. Butts

Name:	Robert W. Butts
Title:	Director

SOUTHPOINT CAPITAL ADVISORS, LP

By:	Southpoint Capital Advisors LLC
its general partner

	By:	/s/ Robert W. Butts

	Name:	Robert W. Butts
	Title:	Manager

SOUTHPOINT GP, LP

By:	Southpoint GP, LLC
its general partner

	By:	/s/ Robert W. Butts

	Name:	Robert W. Butts
	Title:	Manager

SOUTHPOINT CAPITAL ADVISORS, LLC

By:	/s/ Robert W. Butts

Name:	Robert W. Butts
Title:	Manager

SOUTHPOINT GP, LLC

By:	/s/ Robert W. Butts

Name:	Robert W. Butts
Title:	Manager

/s/ Robert W. Butts

Robert W. Butts

/s/ John S. Clark II

John S. Clark II